Arabian American Development Company
P.O. Box 1636
Silsbee, Texas 77656
(409) 385-8300

March 22, 2010

United States Securities and Exchange Commission                                                                                                Via: CMRRR
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:           Arabian American Development Company
Form 10-K for the Fiscal year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
Response letter dated January 8, 2010
File No. 1-33926

Dear Mr. Schwall:

Please accept this letter as Arabian American Development Company’s (the “Company”) response to your letter dated February 23, 2010.  We sincerely appreciate your efforts to improve the Company’s compliance with the applicable disclosure requirements and to enhance overall disclosure in our filing.

As set forth in our responses to comment 10 below, there are certain issues on which the Company would appreciate the opportunity to have further discussions with the staff.  We would appreciate it if the staff would contact us to arrange such discussions once it has completed its review of this letter.

With respect to each of the staff’s comments, the Company has as appropriate revised the disclosures contained in its Form 10-K for the year ended December 31, 2009, which was filed on March 15, 2010.  In our responses below, we have referenced such revised disclosures and have included the relevant parts of such disclosures herein and attempted to indicate by underlining the applicable portion when embedded in a paragraph for easy reference.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

H. Roger Schwall
March 22, 2010

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 1

1.
We note your response to our prior comment 2 and reissue the comment in part.  Please enhance your disclosure regarding your principal products and services, and provide an example of the revised disclosure. With regard to your principal competitor, please advise us as to your analysis of the following provision of Item 101(c) (x) of Regulation S-K: "Where ... the registrant knows or has reason to know that one or a small number of competitors is dominant in the industry it shall be identified."

We respectfully note your comment and have revised our business disclosure related to the above on pages 1, 13 and page 19 in our recently filed Form 10-K for the year ended December 31, 2009 as follows:

Item 1.   Business

United States Activities

The Company’s domestic activities are primarily conducted through a wholly owned subsidiary, American Shield Refining Company (the “Petrochemical Company”), which owns all of the capital stock of Texas Oil and Chemical Co. II, Inc. (“TOCCO”). TOCCO owns all of the capital stock of South Hampton Resources Inc. (“South Hampton”), and South Hampton owns all of the capital stock of Gulf State Pipe Line Company, Inc. (“Gulf State”). South Hampton owns and operates a specialty petrochemical facility near Silsbee, Texas which produces high purity petrochemical solvents and other petroleum based products, including iso-pentane, normal pentane, isohexane and hexane which may be used in the production of polyethylene, packaging, polypropylene, expandable polystyrene, poly-iso/urethane foams, and in the catalyst support industry.   The Company’s petrochemical products are typically transported to customers by rail car, tank truck and iso-container.  Gulf State owns and operates three pipelines which connect the South Hampton facility to a natural gas line, to South Hampton’s truck and rail loading terminal and to a major petroleum products pipeline owned by an unaffiliated third party.  The Company also directly owns approximately 55% of the capital stock of a Nevada mining company, Pioche-Ely Valley Mines, Inc. (“Pioche”).  Pioche did not conduct any substantial business activity during 2009, and the Company has no plans to make any capital expenditures in the near term involving Pioche. See Item 2. Properties.

Competition

The petrochemical and mining industries are highly competitive.  There is competition within the industries and also with other industries in supplying the chemical and mineral needs of both industrial and individual consumers.  The Company competes with other firms in the sale or purchase of needed goods and services and employs all methods of competition which are lawful and appropriate for such purposes. See further discussion under “Intense competition” in Item 1a.

Item 1A.   Risk Factors

Intense competition

H. Roger Schwall
March 22, 2010

The Company competes in the petrochemical industry. Accordingly, we are subject to intense competition among a large number of companies, both larger and smaller than us, many of which have financial capability, facilities, personnel and other resources greater than us. In the specialty products and solvents markets, the Petrochemical Company has one principal competitor in North America, ConocoPhillips. Multiple competitors exist when searching for new business in other parts of the world.  We compete primarily on the basis of performance, price, quality, reliability, reputation, distribution, service, and account relationships…

Management's Discussion and Analysis of Financial Condition  and Results of Operations, page 23

2.
We note your response to our prior comment 7 and reissue the comment. For example, you have not addressed in your response our comment regarding the causes of the changes in your petrochemical product sales, or our comment regarding a narrative description of the extent to which increases are attributable to increases in prices or to increases in the volume of goods sold.

3.	Please provide us with an example of the revised disclosure that complies with our prior comments 7, 8 and 9.

We respectfully note comments 2 and 3 and have revised our Management Discussion and Analysis of Financial Condition and Results of Operations beginning on page 29 and our General Section of the Business discussion beginning on page 1 in our recently filed Form 10-K for the year ended December 31, 2009 as follows:

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

Sources and Uses of Cash

Cash and cash equivalents decreased by $0.3 million during the year ended December 31, 2009.  The change in cash and cash equivalents is summarized as follows:

	2009	2008 *	2007
Net cash provided by (used in)	(in thousands)
Operating activities	$6,515	$(5,979)	$9,470
Investing activities	(3,184)	(15,421)	(11,130)
Financing activities	(3,638)	19,369	3,511
Increase (decrease) in cash and equivalents	$(307)	$(2,031)	$1,851
Cash and cash equivalents	$2,452	$2,759	$4,790
* As restated, see Note 2 to the Consolidated Financial Statements

H. Roger Schwall
March 22, 2010

Operating Activities

Operating activities generated cash of approximately $6,515,000 during fiscal 2009 as compared with cash used of approximately $5,979,000 during fiscal 2008.  Primary factors leading to the 209% increase in 2009 in cash provided by operating activities are as follows:

•	Trade receivables increased approximately $510,000 (due to additional foreign sales with longer payment terms) as compared to an increase of only $58,000 in 2008;

•	Income tax receivable increased by about $4,297,000 (due to carry-back of the current year taxable loss) as compared to a decrease of $641,000 in 2008;

•	Inventory increased approximately $2,619,000 (due to increased volume and prices) as compared to a decrease of about $441,000 (due to decreased prices but increased volumes) in 2008;

•
Accounts payable and accrued liabilities decreased approximately $2,146,000 (due to the payment of derivative related items) while in 2008 the same accounts increased by about $2,750,000 (due to outstanding derivative related items);

•	Derivative instrument deposits decreased $3,950,000 (due to return of previous margin call deposits), as compared to an increase of $3,950,000 (due to the payment of margin calls) in 2008;

•	Other liabilities increased $773,000 (due to funds received from outside parties for capital projects), as compared to no change in 2008;

•	Accrued interest increased approximately $1,000 as compared to an increase of about $62,000 in 2008 (due to increased long-term debt balances);

•	Notes receivable decreased about $582,000 as compared to a decrease of $711,000 in 2008 (due to notes receivable being paid down in 2009);

•
Prepaid expenses and other assets decreased approximately $59,000 (due to expensing of prepaid assets) as compared to an increase of $151,000 (due to an increase in prepaid catalyst and insurance) in 2008; and

•
Accrued liabilities in Saudi Arabia decreased approximately $958,000 (due to the payment of amounts owed to the previous President of the Company and termination of some of the Saudi employees) while in 2008 there was an increase of about $22,000.

The Company’s net income for fiscal 2009 increased by approximately $17,359,000 or 162.8% in 2009 as compared to the corresponding period of 2008. Major non-cash items affecting income included an increase in depreciation of approximately $1,059,000, a decrease in accretion of note receivable discounts of about $48,000, a decrease in the unrealized loss on derivative instruments of approximately $12,462,000, a decrease in share-based compensation of about $2,000, an increase in deferred income taxes of roughly $14,505,000, and an increase in the provision for doubtful accounts of approximately $111,000, a write off of accounts receivable of approximately

H. Roger Schwall
March 22, 2010

$485,000, decrease in equity in loss from AMAK of $1,856,500 and a decrease in post retirement obligations of approximately $179,000.

Investing Activities

Cash used for investing activities during fiscal 2009 was approximately $3,184,000, representing a decrease of approximately $12,237,000 over the corresponding period of 2008.  The Company made a conscious decision in 2009 to limit cash used for capital purchases.  During 2008 approximately $12.0 million was spent for additions to Property, Pipeline and Equipment related to the Penhex Expansion project with another $1.1 million being expended for the construction of additional office space.

Financing Activities

Cash used in financing activities during fiscal 2009 was approximately $3,638,000 versus cash provided by financing activities of approximately $19,369,000 during the corresponding period of 2008.  The Company made net principal payments on long-term debt during 2009 of $2,000,000 on the Company’s line of credit and $1,638,000 on the term loan. In 2008 net additions to long term debt of $19.4 million were from an $8.4 million draw on the line of credit and a $11.0 million draw on the term loan.

On March 21, 2008, South Hampton entered into an interest rate swap agreement with Bank of America related to the $10.0 million term loan secured by plant, pipeline and equipment.  The effective date of the interest rate swap agreement is August 15, 2008 and terminates on December 15, 2017.  As part of the interest rate swap agreement South Hampton will pay an interest rate of 5.83% and receive interest based upon LIBOR or a base rate plus a markup from Bank of America. South Hampton has designated the transaction as a cash flow hedge according to ASC Topic 815, Derivatives and Hedging. Beginning on August 15, 2008, the derivative instrument was reported at fair value with any changes in fair value reported within other comprehensive income (loss) in the Company’s Statement of Stockholders’ Equity.  At December 31, 2009, Accumulated Other Comprehensive Loss net of $433,000 tax was $841,000 related to this transaction.

At December 31, 2008, margin deposits made on the financial swaps of $3,950,000 due to the decrease in the price of natural gasoline and crude were recorded on the Company’s Balance Sheet as financial contract deposits.  In the first nine months of 2009 all of the collateral in the amount of $3,950,000 was returned to the Company.

Results of Operations

Comparison of Years 2009, 2008, 2007

The discussion of the business uses the tables below for purposes of illustration and discussion. The reader should rely on the Audited Financial Statements attached to this report for financial analysis under United States generally accepted accounting principles.

H. Roger Schwall
March 22, 2010

	2009	2008	*	Change	%Change
	(in thousands)
Petrochemical Product Sales	$109,179	$130,264		$(21,085)	(16.2%)
Transloading Sales	4,625	20,239		(15,614)	(77.1%)
Processing	3,783	4,127		(344)	( 8.3%)
Gross Revenue	$117,587	$154,630		$(37,043)	(24.0%)

Volume of sales (thousand gallons)	49,909	46,311		3,598	7.8%

Cost of Materials	$69,474	$131,665		$(62,191)	(47.2%)
Total Operating Expense	26,214	27,562		(1,348)	( 4.9%)
Natural Gas Expense	4,572	7,310		(2,738)	(37.5%)
General & Administrative Expense	9,145	9,034		111	1.2%

Capital Expenditures	$3,184	$15,031		$(11,847)	(78.8%)

	2008	*	2007	Change	% Change
	(in thousands)
Petrochemical Product Sales	$130,264		$103,205	$27,059	26.2%
Transloading Sales	20,239		-	20,239	100.0%
Processing	4,127		5,433	(1,306)	(24.0%)
Gross Revenue	$154,630		$108,638	45,992	42.3%

Volume of sales (thousand gallons)	46,311		40,144	6,167	15.4%

Cost of Materials	$131,665		$66,989	$64,676	96.5%
Total Operating Expense	27,562		22,696	4,866	21.4%
Natural Gas Expense	7,310		6,109	1,201	19.7%
General & Administrative Expense	9,034		$7,619	1,415	18.6%

Capital Expenditures	$15,031		$10,799	$4,232	39.2%
*As restated, see Note 2 to the Consolidated Financial Statements

Gross Revenue

2008-2009

Gross Revenue decreased from 2008 to 2009 by approximately 24.0% primarily due to reductions in selling prices of approximately 29.0% and expiration of the transloading contract in April 2009.  However, sales volume increased approximately 7.8% indicating strong demand for products and additional market share being garnered by the Petrochemical Company as allowed by the increase in production capacity.

H. Roger Schwall
March 22, 2010

2007-2008

Gross revenue increased from 2007 to 2008 by approximately 42.3% primarily due to volume increases of 15.4%, price increases of 13.5 % and the implementation of the transloading contract in April 2008.  Because of strong demand and the Company’s focus on maximizing its operating capacity, volumes increased.  The results of the dramatic rise in oil prices over the periods being reported upon are evident.  It is important to note that the utilization rates described previously in this report and increased sales volumes for 2007 through 2008 indicate that market demand played a major role in the increased success of the Petrochemical Company.  This strong demand allowed the Petrochemical Company to raise prices to necessary levels and still maintain market share.

Processing

2008-2009

Processing revenues decreased from 2008 to 2009 primarily due to economic conditions dictating that tolling customers run at minimum capacities as allowed by contract.  The Petrochemical Company remains dedicated to maintaining a certain level of toll processing business in the facility and will continue to pursue opportunities.

2007-2008

Processing revenues decreased from 2007 to 2008 primarily due to a change in ownership of one of the tolling customers which resulted in delays and adjustments in the customer’s marketing and logistics handling.

Cost of Materials

2008-2009

Cost of Materials decreased from 2008 to 2009 due to lower feedstock prices and gains on derivative transactions.  The Petrochemical Company uses natural gasoline as feedstock which is the heavier liquid remaining after butane and propane are removed from liquids produced by natural gas wells.  The material is a commodity product in the oil/petrochemical markets and generally is readily available.  Alternative uses are in motor gasoline blending, ethanol denaturing, and as a feedstock in other petrochemical processes, including ethylene crackers.  The price of natural gasoline historically has an 88% correlation to the price of crude oil although after the 2008 drop in the crude market, the price is more closely aligned with unleaded gasoline price movements.  The price of feedstock generally does not carry the day to day volatility of crude oil simply because the market is made by commercial users and there is not the participation of non-commercial speculators as is true with the commodities traded on the public exchanges.  See Note 20 to the Consolidated Financial Statements.

2007-2008

Cost of Materials increased dramatically from 2007 to 2008.  The Petrochemical Company attempted to maintain, when the market was suitable, a hedge position on approximately half of

H. Roger Schwall
March 22, 2010

its feedstock needs, buying financial swaps to protect the price for three to nine months in advance as opportunities arise.  The numbers in the table above reflect the final price of materials, including results of the realized and unrealized gains and losses of the hedging program. Material purchase costs rose by 96.5% from 2007 to 2008.  However, when adjusting for the effects of derivative losses, material costs rose by 65% from 2007 to 2008.  See Note 20 to the Consolidated Financial Statements.

Total Operating Expense

2008-2009

Total Operating Expense for the Petrochemical Company decreased from 2008 to 2009.  Natural gas and labor are the largest individual expenses in this category. The cost of natural gas purchased decreased 37.5% from 2008 to 2009 due to lower per-unit costs.  The average price per MMBTU for 2008 was $8.87; whereas, for 2009 the per-unit cost was $4.07.  Volume purchased actually increased from approximately 841,000 MMBTU to about 1,124,000 MMBTU but was offset by the reduction in price.  The labor increased because the Company gave a 4% cost of living increase to the total workforce in June 2009.  The cost of living increases were determined by sampling local industry and arriving at an average increase.  Another cost component that has increased over the past several years is the cost of transportation which is largely passed through to the customer.

2007-2008

Total Operating Expense for the Petrochemical Company increased from 2007 to 2008.  The cost of natural gas purchases rose 19.7% from 2007 to 2008.  These cost increases are primarily due to price hikes as the volume of gas used was relatively flat over the period being reported upon.  The labor increase was significant and not unexpected for 2007 and 2008 as the Company began hiring personnel and reorganizing its operations and maintenance labor force early in the year to allow adequate time to train and season employees prior to starting up the new expanded portion of the operation.  Additionally, the number of truck drivers increased in preparation for greater product volumes to be moved.  Total labor costs for operations personnel, maintenance, and truck drivers increased from $7.3 million in 2007 to $8.3 million in 2008.  In addition to the impact of the increased workforce being melded into the system, the Company gave a 10% cost of living increase to the total workforce in June of 2008.  The southeast Texas economy was robust and many of the local refineries and petrochemical plants had large expansion projects underway.  The Company needed to stay competitive on salaries and benefits in order to retain valuable trained and skilled employees.  At December 31, 2008, the Company had reduced its workforce to approximately 130 employees.

Capital Expenditures

2008-2009

Capital Expenditures decreased significantly from 2008 to 2009 due to the completion in 2008 of the expansion project.  Calendar year 2009 reflects a “return to normal” amount of expenditures.

H. Roger Schwall
March 22, 2010

2007-2008

Capital Expenditures increased from 2007 to 2008 due to the completion in 2008 of the expansion project and office remodel.  The project began in late 2007.

General and Administrative Expense

2008-2009

General and Administrative costs from 2008 to 2009 increased 1.2% due to higher administrative payroll costs, insurance premiums, directors’ fees, legal fees and travel expense.  Payroll costs increased due to the addition of personnel and a 4% cost of living adjustment.  Insurance premiums increased largely due to additional property coverage and an increase in health insurance premiums.  Directors’ fees increased due to compensation expensed in 2009 for 2008 service.  Legal and consulting fees also rose for the year due to additional assistance provided by outside parties.  On the bright side, the adjustment to the allowance for doubtful accounts decreased based upon historical bad debt calculation, officer compensation decreased, post retirement benefits decreased, investor related expenses decreased and no additional impairment loss on Pioche was incurred.

2007-2008

General and Administrative costs from 2007 to 2008 increased 18.6% due to higher administrative payroll costs, insurance premiums, adjustments to allowance for doubtful accounts, investor related expenses, audit fees and the impairment loss that the Company recognized on its investment in Pioche.  An adjustment was made to the Company’s allowance for doubtful accounts mainly due to the bankruptcy of a customer.  The insurance premium increase was largely due to expanded coverage for liability, casualty, and D&O insurance.  Auditing, accounting, and consulting fees also rose for the year due to additional regulatory requirements.  These increases were offset by reductions in post retirement expenses of $270,000 and directors’ fees of $288,000.

Specialty Petrochemicals Segment

Since the petrochemicals segment of the business generates the majority of revenue and expenses of the Company, the tables above for the Company as a whole along with the discussion reflect the outcome of the segment with the exception of general & administrative expenses which are discussed below.

	2009	2008	Change	%Change
Petrochemical Company	(in thousands)
General & Administrative Expense	$7,200	$6,636	$564	8.5%

2008-2009

General and Administrative costs from 2008 to 2009 increased 8.5% due to higher administrative payroll costs, insurance premiums and additional travel expense.  Payroll costs increased due to

H. Roger Schwall
March 22, 2010

the addition of personnel and a 4% cost of living adjustment.  Insurance premiums increased largely due to additional property coverage and an increase in health insurance premiums.  Legal and consulting fees also rose for the year due to additional assistance provided by outside parties.  On the positive side, the adjustment to the allowance for doubtful accounts decreased based upon historical bad debt calculation.

	2008	2007	Change	% Change
Petrochemical Company	(in thousands)
General & Administrative Expense	$6,636	$5,441	$1,195	22.0%

2007-2008

General and Administrative costs from 2007 to 2008 increased 22.0% due to higher administrative payroll costs, insurance premiums, and adjustments to allowance for doubtful accounts.  An adjustment was made to the Company’s allowance for doubtful accounts mainly due to the bankruptcy of a customer.  The insurance premium increase was largely due to expanded coverage for liability, casualty, and D&O insurance.  Auditing, accounting, and consulting fees also rose for the year due to additional regulatory requirements.

General Corporate Expenses

2008-2009

(in thousands)	2009	2008	Change	% Change
General corporate expenses	$1,945	$2,398	$(453)	18.9%

General corporate expenses decreased from 2009 to 2008 primarily due to decreases in officer compensation of $206,000, post retirement benefits of $143,000, investor related expenses of $93,000 and $496,000 due to no additional impairment loss on Pioche offset by increases in directors’ fees of $274,000, Saudi corporate expenses of $95,000 and legal expense of $125,000.

2007-2008

(in thousands)	2008	2007	Change	% Change
General corporate expenses	$2,398	$2,178	$220	10.1%

General corporate expenses increased from 2007 to 2008 primarily due to increases in investor related expenses of $146,000, audit fees of $177,000, the impairment loss that the Company took on its investment in Pioche of $496,000 offset by reductions in post retirement expenses of $270,000 and directors’ fees of $288,000.

H. Roger Schwall
March 22, 2010

The table below summarizes the following contractual obligations of the Company:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$24,839,488	$1,400,000	$15,289,488	$2,800,000	$5,350,000
Operating Leases	1,380,122	391,248	709,326	279,548	-

Total	$26,219,610	$1,791,248	$15,998,814	$3,079,548	$5,350,000

Investment in AMAK

In March 2010 management concluded that the previously issued 2008 consolidated financial statements contained an error in the accounting treatment of certain organizational costs incurred on behalf of AMAK.  The 2008 financial statements, as set forth herein, have been restated to correct this error.

In connection with the formation of AMAK, the Company incurred $3,712,500 in organizational and other formation costs.  The Company originally capitalized these costs as a part of the costs of its investment in the mining interests transferred to AMAK.  However, the Company has now determined that the costs, incurred on behalf of AMAK, must be accounted for as costs incurred for the organization of AMAK. As a result, the Company must treat the costs as incurred on behalf of and contributed to AMAK, and AMAK must treat the costs as organizational costs which are expensed as incurred.

At the time these costs were incurred the Company was using the equity method to account for its investment in AMAK; and therefore, the Company should have, but did not, record a loss of $1,856,250 ($.08 per share) from its 50% equity in the net loss of AMAK incurred by AMAK when it expensed these organizational costs.

The recording of this loss caused the Company’s long-term deferred tax assets to increase by $631,125.  This increase in deferred tax assets was offset by an equal increase in the valuation allowance for deferred taxes, such that net tax expense and net tax liabilities were not affected.

The effect of the restatement on prior period financial statement included in this report is discussed in Note 2. Restatement of Prior-Period Financial Statements in the Notes to Consolidated Financial Statements.

In light of the restatement, the Company’s stockholders should no longer rely on the Company’s financial statements for the year ended December 31, 2008,  included in the Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009.

During February 2010 AMAK held a regularly scheduled Board of Directors’ meeting in Jeddah which representatives of the Company attended.  At that meeting, the Project Manager and various Saudi directors of AMAK provided attendees with the status of the mining project which included unaudited sources and uses of cash as well as certain budgets in Saudi Riyals.  The following paragraphs contain a summary of this information converted to the US dollar using average conversion rates which the Company understands to be accurate but is unable to verify.

H. Roger Schwall
March 22, 2010

Construction of the AMAK investment is at a critical stage because the ore-treatment facility is virtually complete, but AMAK requires approximately $100,000,000 to complete the remainder of the surface and underground portions of the project.  As of December 31, 2009, AMAK has paid NESMA and CGM $62.7 million for construction of the ore-treatment facility.  The total amount currently due NESMA and CGM at of the end of 2009 is approximately $16 million.  Over 71% of the above-ground development work has now been completed (buildings have been erected and ore-processing machinery & equipment have been installed).  This contract work is expected to be fully completed during the second quarter of 2010.  Further, an underground mine development contract is expected to be finalized shortly, covering certain underground enhancement activities necessary for the commencement of production.  This work, along with associated equipment expenditures are expected to cost about $57 million (mining equipment $24.8 million, pre-production development $19.9 million and surface and underground infrastructure $ 12.3 million).  Commercial shipments of concentrate are expected to commence in mid-2011. By 2012, 74,000 tons per year are projected be shipped to the Port of Jizan, yielding revenue of approximately $100 million per year (utilizing updated 2010 cu and zn prices).  Annual operating cash flows are projected to then reach in excess of $50 million per year, and remain at roughly that level for the 12 year life of the mine, depending of course on commodity prices.  Successful discovery and exploitation of neighboring prospects could provide additional cash flows.  AMAK has made application for loans from two major Saudi development banks.  According to AMAK Saudi directors, significant progress is being made with both lenders.  AMAK applied for a $20,000,000 loan from one of the lenders which would serve as a bridge during the period of time before AMAK receives the $100,000,000 loan from the other Saudi lender.  During 2009 several AMAK Saudi shareholders advanced funds to AMAK totaling $7.4 million in order to keep the project moving forward.  In addition, the Saudi shareholders have provided invaluable efforts and expertise in dealing with NESMA, CGM, and the Saudi government and lenders.  AMAK expects to know sometime in March 2010 as to whether it will receive the $20,000,000 bridge loan.  AMAK is continuing to furnish requested information to the other Saudi lender and loan approval is anticipated in the near future, although there is a risk that AMAK’s loan applications to the Saudi lenders could be denied.  AMAK was forecasted to spend approximately $77,7 million in 2009.  In actuality, AMAK only spent $33.4 million due to a shortage of funding.  The budget for 2010 calls for $92.6 million to be spent on personnel, contracted services, repair parts, consumables and overhead.  Whether this goal is realized depends on AMAK’s ability to obtain necessary funding from the Saudi development banks.  In the event AMAK is unable to obtain additional funding necessary to complete the project, construction may cease and the value of the Company’s investment in AMAK could significantly decrease.

Pursuant to the agreement the Company reached with the other AMAK shareholders on August 5, 2009, the Company cannot be required to make additional capital contributions to AMAK against its will.  One of the Saudi development banks has indicated that the Company will not be required to guaranty any portion of the loans, but will be required to furnish a “comfort letter” acknowledging the establishment of the debt by AMAK and also pledging its shares in AMAK as collateral.  The Company has requested an example of the letter requested by lender.

H. Roger Schwall
March 22, 2010

Item 1.   Business

General

Prior to 2009 the Company operated in 2 business segments, petrochemical and mining.  As a result of the transfer in December 2008 of the Company’s mining assets located in Saudi Arabia to the joint stock company, Al Masane Al Kobra (“AMAK”), we now operate in only one segment, petrochemical.  See Note 16 to the Consolidated Financial Statements.

United States Activities

…The Company also directly owns approximately 55% of the capital stock of a Nevada mining company, Pioche-Ely Valley Mines, Inc. (“Pioche”).  Pioche did not conduct any substantial business activity during 2009, and the Company has no plans to make any capital expenditures in the near term involving Pioche. See Item 2. Properties.

Directors and Executive Officers of the Registrant, page 38

4.	We note your response to our prior comment 11. Please provide us with an example of the revised disclosure that complies with such comment.

We respectfully note your comment and have revised our Directors and Executive Officers of the Registrant disclosure beginning on page 46 in our recently filed Form 10-K for the year ended December 31, 2009 as follows:

Item 10. Directors and Executive Officers of the Registrant

The following sets forth the name and age of each director of the Company as of December 31, 2009, the date of his election as a director and all other positions and offices with the Company held by him.

Name; Current Positions Held	Age	Director since	Term expires at Annual meeting in
Hatem El Khalidi Co-founder and retired President & CEO of the Company	85	1968	2010
Nicholas N. Carter President, Chief Executive Officer of the Company since July 2009, President of the Petrochemical Company since 1987, Member of AMAK Board	62	2004	2011

H. Roger Schwall
March 22, 2010

Robert E. Kennedy Chairman of the Audit and Compensation Committees; Member of Nominating Committee and AMAK Board	65	2007	2012
Ghazi Sultan Chairman of the Nominating Committee; Member of Compensation and Audit Committees and AMAK Board	73	1993	2010
Allen P. McKee Member of the Audit, Compensation and Nominating Committees and AMAK Board	68	2009	2012
Mohammed Al Omair Member of Audit, Compensation and Nominating Committees	66	2007	2011
Charles W. Goehringer, Jr. General Counsel	51	2007	2011

Mr. Hatem El Khalidi, who holds a MSc. Degree in Geology from Michigan State University, is also a consultant in oil and mineral exploration.  He served as President of the Company from 1975 through June 2009 and Chief Executive Officer of the Company from February 1994 through June 2009.  Mr. El Khalidi originally discovered the Al Masane ore deposits, and development has been under his direct supervision throughout the life of the project until transferred to AMAK in 2008.

Mr. Nicholas Carter, the Company’s President and Chief Executive Officer since July 2009, is a graduate of Lamar University with a BBA Degree in Accounting, is a CPA, and has extensive experience in the management of the Company’s petrochemical segment.  Mr. Carter also serves as a Director and President of Pioche Ely Valley Mines, Inc. of which the Company owns 55% of the outstanding stock.  Mr. Carter was appointed to the Board of AMAK in February 2009.

Mr. Robert Kennedy, a U.S. citizen, is the President of Robert E. Kennedy and Associates, a consulting firm assisting various entities with transportation and project development issues in Europe and the Middle East.  He has over thirty years experience in the oil and petrochemical industry and retired as General Manager for Supply, Logistics, and Procurement from Chevron Chemical in 2000.  During his employment with Chevron he was instrumental in developing the Aromax project in Jubail, Saudi Arabia.  Mr. Kennedy holds a BS degree in Chemical Engineering from the University of Iowa and attended the MBA program of American University.  Mr. Kennedy was appointed to the Board of AMAK in 2009.

Mr. Ghazi Sultan, a Saudi citizen, holds a MSc. Degree in Geology from the University of Texas.  Mr. Sultan served as the Saudi Deputy Minister of Petroleum and Mineral Resources 1965-1988

H. Roger Schwall
March 22, 2010

and was responsible for the massive expansion of the mineral resources section of the Ministry.  Mr. Sultan is also a member of the Board of AMAK.

Mr. Allen McKee, a U.S. citizen, has an extensive background in international finance and investment management. He has been an advisor to Fal Holdings Arabia Co. Ltd, Riyadh, since its inception in 1977. Mr. McKee served as President of Montgomery Associates Inc, a firm focusing on both venture-stage companies and real estate. He has been an advisor to companies seeking funding through the International Finance Corp and regional development banks. Mr McKee was vice president and investment officer with two bank-related international venture firms, and earlier he headed the Middle East banking group at Bank of America. He holds a BA in Economics from the University of Michigan and an MBA in Finance from the University of California, Berkeley.  Mr. McKee was appointed to the Board of AMAK in 2009.

Mr. Charles W. Goehringer, Jr., a U.S. citizen, is an attorney with the law firm of Germer Gertz, LLP in Beaumont, Texas with more than 12 years experience and currently serves as corporate counsel for the Company.  He also worked in industry as an engineer for over 15 years.  Mr. Goehringer holds a BS Degree in Mechanical Engineering from Lamar University, a Master of Business Administration from Colorado University, and a Doctor of Jurisprudence from South Texas College of Law.

Mr. Mohammed O. Al Omair, a Saudi citizen, resides in Riyadh, Saudi Arabia and previously served as Senior Vice President & Deputy Chief Executive Officer for FAL Holdings Arabia Co. Ltd.  He holds a BA Degree in Political Science and a Master of Public Administration from the University of Washington.

The Nominating Committee solicits recommendations for potential Board candidates from a number of sources including members of the Board, officers of the Company, individuals personally known to the members of the Board and third-party research.  In addition, the Committee will consider candidates submitted by stockholders when submitted in accordance with the procedure described in the Company’s annual proxy statement.  The Committee will consider all candidates identified through the processes above and will evaluate each of them on the same basis.

The Board of Directors of the Company has an Audit Committee which is composed of Ghazi Sultan, Mohammed Al Omair, Robert Kennedy and Allen McKee.  The Board has determined that each of the members of the Audit Committee meets the Securities and Exchange Commission and National Association of Securities Dealers standards for independence.  The Board has also determined that Allen McKee meets the Securities and Exchange Commission criteria of an “audit committee financial expert.”

The following sets forth the name and age of each executive officer of the Company as of December 31, 2009, the date of his appointment and all other positions and offices with the Company held by him.

H. Roger Schwall
March 22, 2010

Name	Positions	Age	Appointed
Nicholas N. Carter	President, Chief Executive Officer and Director/President - TOCCO	62	2009/1987
Mark Williamson	Vice President of Marketing - TOCCO	54	1996
Connie Cook	Chief Accounting Officer, Secretary, Treasurer/Secretary, Treasurer - TOCCO	46	2008/2004

Each executive officer of the Company serves for a term extending until his successor is elected and qualified.

Please refer to the director discussion above for Mr. Carter’s business experience.

Mr. Mark Williamson, a U.S. citizen, has over 30 years experience in the petrochemical arena and has been with the Company for 21 years.   He holds a BBA degree in Marketing from Sam Houston State University.

Ms. Connie Cook, a U.S. citizen, has been with the Company for the last 18 years beginning as Accounting Manager and then Controller.  She holds a BBA Degree in Accounting and is a CPA.

There are no family relationships among our directors and executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act 1934 requires the Company’s officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the best of the Company’s knowledge, during the fiscal year ended December 31, 2009, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

The Company has adopted a Code of Ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer and controller, and to persons performing similar functions.  A copy of the Code of Ethics has been filed as an exhibit to this Annual Report on Form 10-K.

Executive Compensation, page 39

5.
We note your response to our prior comment 12 and reissue the comment in part. For example, please provide the disclosure required by Items 402(e), 402(j) and 402(k) of Regulation S-K. Please provide us with an example of such disclosure for our review. In addition, please address the following items in your response:

▪	You state in your proposed draft disclosure that you believe that the annual cash bonus helps to motivate management to achieve "key

H. Roger Schwall
March 22, 2010

▪	operational objectives" by rewarding the achievement of these "objectives." Please disclose the relevant objectives for the applicable fiscal year.

▪
We note that you calculate incentive compensation awards based on your performance as compared with performance in 2005, which you consider to be your "base year." Please explain why you have chosen to use 2005 as your "base year."

In addition, we note that you have provided proposed draft disclosure for 2009.  Please also provide draft disclosure with respect to your fiscal year ended December 31, 2008.

We respectfully note your comments and have revised our Executive Compensation disclosure beginning on page 48 in our recently filed Form 10-K for the year ended December 31, 2009 as follows.  In response to your request to provide draft disclosure with respect to our fiscal year ended 2008, we respectfully submit that such disclosure would essentially be duplicative of the information recently provided in our filed Form 10-K for the year ended December 31, 2009.

Item 11.  Executive Compensation

It is the intent of the Board that the salaries and other compensation of the executives of the Company will be recommended to the Board for action at least once annually and will be based upon competitive salaries and financial performance of the Company. The Compensation Committee has overall responsibility for the approval, evaluation and oversight of all of the Company’s compensation plans. The Committee’s primary purpose is to assist the Company’s Board in the discharge of its fiduciary responsibilities relating to fair and competitive compensation. The Compensation Committee meets in the fourth quarter of each year to review the compensation program and to determine compensation levels for the ensuing fiscal year and at other times as required.

Compensation Discussion and Analysis
Objectives of the Compensation Programs

The compensation programs of the Company are designed to attract and retain qualified individuals upon whom the sustained progress, growth, profitability, and value of the Company depend. It is the plan of the Board that through the Compensation Committee, the Company will develop and implement compensation policies, plans and programs to further these goals by rewarding executives for positive financial performance. Management provides recommendations regarding executive compensation to the Compensation Committee. The Company’s executive compensation program is intended to align the interests of its management team with those of its shareholders by motivating the executive officers to achieve strong financial and operating results for the Company, which it believes closely correlates to long–term shareholder value. In addition, the Company’s program is designed to achieve the following objectives:

•  attract and retain talented executive officers by providing reasonable total compensation levels competitive with that of executives holding comparable positions in similarly situated organizations;

H. Roger Schwall
March 22, 2010

•  provide total compensation that is justified by individual performance;

•  provide performance–based compensation that balances rewards for short–term and long–term results and is tied to both individual and the Company’s performance; and

• encourage the long–term commitment of our executive officers to the Company and its shareholders’ long–term interests

What the Compensation Programs are Designed to Reward

The compensation programs are designed to reward performance that contributes to the achievement of the Company’s business strategy on both a short–term and long–term basis. In addition, the Company rewards qualities that it believes help achieve its strategy such as teamwork; individual performance in light of general economic and industry specific conditions; performance that supports the Company’s core values; resourcefulness; the ability to manage existing assets; the ability to explore new avenues to increase profits, level of job responsibility; and tenure. The Company does not currently engage any consultant related to executive and/or director compensation matters.

Elements of the Company’s Compensation Program and Why It Pays Each Element

To accomplish its objectives, the Company seeks to offer a total direct compensation program to its executive officers that, when valued in its entirety, serves to attract, motivate and retain executives with the character, experience and professional accomplishments required for the Company’s growth and development. The Company’s compensation program is comprised of four elements:

•  base salary;

•  incentive compensation;

•  stock option plan; and

•  benefits.

Base Salary

The Company pays base salary in order to recognize each executive officer's unique value and historical contributions to the Company’s success in light of salary norms in the industry and the general marketplace; to match competitors for executive talent; to provide executives with sufficient, regularly–paid income; and to reflect position and level of responsibility.  The base salaries of Mr. Carter, Mr. Williamson and Ms. Cook have been subject to a standard cost of living increase annually over the past several years at the same rate as other Petrochemical Segment employees. In addition, Mr. Carter’s annual salary was increased to $250,000 effective July 1, 2009, due to his promotion to CEO.

H. Roger Schwall
March 22, 2010

None of the Company’s executives are parties to employment agreements. At the Compensation Committee’s discretion, base salaries may be increased based upon performance and subjective factors. For 2009 the Compensation Committee increased the base salary of the executives by 4%, generally representing a cost of living increase. Subjective factors the Compensation Committee considered include individual achievements, the Company’s performance, level of responsibility, experience, leadership abilities, increases or changes in duties and responsibilities and contributions to the Company’s performance.

Incentive Compensation

The full Board has reviewed and acted upon the executive performance awards based upon the financial results for the years ended 2009 and 2008.  The performance awards have been in the form of cash and stock and have been awarded in the first quarter of each year dependent on the results of the previous year.  The Compensation Committee has taken over making these recommendations and is developing a formal program per the Policies which are currently under consideration.  The total award is calculated based upon performance of the Company compared with the 2005 performance which is considered the base year.  The award is paid in the first quarter after the financial results of the year ended are reasonably known. The Company includes an annual cash bonus as part of its compensation program because it believes this element of compensation helps to motivate management to achieve key individual and operational objectives by rewarding the achievement of these objectives.  Assessment of individual performance may include objectives such as improving profitability or completing a project in a timely manner, as well as, qualitative factors such as ability to lead, ability to communicate, and adherence to the Company’s values.  No specific weights are assigned to the various elements of performance.  The annual cash bonus also allows the Company to be competitive from a total remuneration standpoint. In general, the Compensation Committee targets between 10% and 15% of base salary for performance deemed by the  Compensation Committee to be good (to generally exceed expectations) and great (to significantly exceed expectations), respectively, with the possibility of no bonus for poor performance and higher for exceptional corporate or individual performance.

Long–term equity–based compensation is an element of the Company’s compensation policy because it believes it aligns executives’ interests with the interests of shareholders; rewards long–term performance; is required in order for the Company to be competitive from a total remuneration standpoint; encourages executive retention; and gives executives the opportunity to share in the Company’s long–term performance. The Compensation Committee and/or the Board of Directors act as the manager of the Company’s long–term incentive plan (the “Plan”) and perform functions that include selecting award recipients, determining the timing of grants and assigning the number of units subject to each award, fixing the time and manner in which awards are exercisable, setting exercise prices and vesting and expiration dates, and from time to time adopting rules and regulations for carrying out the purposes of the Company’s plan. For compensation decisions regarding the grant of equity compensation to executive officers, the Compensation Committee will consider recommendations from the Company’s chief executive officer. Typically, awards vest immediately, but the Compensation Committee maintains the discretionary authority to vest the equity grant over multiple years if the individual situation merits. In the event of a change of control, or upon the death, disability, retirement or termination of a grantee’s employment without good reason, all outstanding equity based awards will immediately vest.

In 2009 the Company’s executives received no award based upon 2008 performance. For 2009 performance, $130,000 in cash and 65,000 in options were awarded and will be paid in the first

H. Roger Schwall
March 22, 2010

quarter of 2010.  There is no set formula for granting awards to Company executives or employees, although the Compensation Committee is working towards that goal. In determining whether to grant awards and the amount of any awards, the Compensation Committee takes into consideration discretionary factors such as the individual’s current and expected future performance, level of responsibilities, retention considerations, and the total compensation package.

Stock Option Plan

The Company adopted a stock option plan during 2008.

Other Compensation

There is no other compensation paid to the executive officers.

Benefits

The Company believes in a simple, straight–forward compensation program and, as such, Company executives are not provided significant, unique perquisite or other personal benefits not available to all employees. Consistent with this strategy, no perquisites or other personal benefits unique to Company executives are expected to exceed $10,000 annually.  The Company provides benefits to all employees that it believes are standard in the industry. These benefits consist of a group medical and dental insurance program for employees and their qualified dependents, group life insurance for employees and their spouses, accidental death and dismemberment coverage for employees, a Company sponsored cafeteria plan and a 401(k) employee savings and investment plan. The Company matches employee deferral amounts, including amounts deferred by named executive officers, up to a total of 6% of the employee’s eligible salary, excluding annual cash bonuses, subject to certain regulatory limitations.

How Elements of the Compensation Program are Related to Each Other

The Company views the various components of compensation as related but distinct and emphasize “pay for performance” with a significant portion of total compensation reflecting a risk aspect tied to long–term and short–term financial and strategic goals. The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long–term equity–based incentives, in particular stock option grants, a significant component of executive compensation. The Company determines the appropriate level for each compensation component based in part, but not exclusively, on its view of internal equity and consistency, and other considerations it deems relevant, such as rewarding extraordinary performance.
The Compensation Committee, however, has not adopted any formal or informal policies or guidelines for allocating compensation between long–term and currently paid out compensation, between cash and non–cash compensation, or among different forms of non–cash compensation, but as noted previously, is working towards that goal.

H. Roger Schwall
March 22, 2010

Performance Metrics

The Compensation Committee did not establish performance metrics for executive officers at the beginning of the year. In setting 2009 bonus and long–term incentive amounts, the Compensation Committee considered the performance of executive officers on a subjective level and the overall performance of the Company in the tough economic climate of 2009 as compared to the base year of 2005.  The base year was chosen as a measurement point because a.) it is far enough back in history to  serve as a basis for  longer term trends and performance direction and b.) as a point in which the operation, including petroleum prices, were relatively stable and routine.

•	Managed successful completion of the derivative situation which occurred in 2008;

•	Entered into a compromise agreement with Saudi shareholders settling the capital structure of AMAK;

•	Produced an EBITDA from continuing operations of approximately $15.0 million for 2009 compared to $12.5 million for 2005;

•	Managed a 12% increase in total volume sold for 2009 during a global/US recession period, when most US companies volumes were down;

•	Utilized 20% of the new/additional capacity that was added in the fourth quarter of 2008;

•	Established an International Sales and Marketing office in Madrid Spain for continued development of International markets and opportunities, along with addressing the EU REACH Program;

•	Added an additional Account Manager to assume domestic responsibilities vacated by GM to open International S&M office; and

•	Established a Risk Management Policy and Procedures Manual.

Based on this, the Compensation Committee awarded bonuses and long–term incentives as discussed above to the Company’s executives for 2009 performance which will be paid in the first quarter of 2010.

Termination of Employment Payments

There were no termination payments made to executive officers during 2009.

Tax Considerations

There are no tax considerations which affect the compensation of executives for 2009.

Summary of Executive Compensation
The following Summary Compensation Table sets forth certain information with respect to all compensation paid or earned for services rendered to the Company for the year ending December 31, 2009 for those persons who served as our Chief Executive Officer, Chief Operating

H. Roger Schwall
March 22, 2010

Officer, Chief Accounting Officer, Vice President of Marketing for the Petrochemical Company, and two additional employees during the year and who are our six most highly compensated executive officers or employees:

2009 Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Restricted Stock Award(s) ($)	Option Award(s) ($)(2)	All Other Compensation ($) (3)(4)(5)	Total ($)
Hatem El Khalidi President and Chief Executive Officer until June 30, 2009, Director	2009	$36,000	$31,500	--	$186,288	$40,000	$293,788
	2008	$72,000	--	--	--	$8,000	$80,000
	2007	$72,000	--	--	--	$8,000	$80,000
Nicholas N. Carter President and Chief Executive Officer since July 1, 2009; previously Executive Vice President and Chief Operating Officer	2009	$234,837	$42,552	--	--	$14,090	$291,479
	2008	$209,918	$78,665	$99,800	--	$12,595	$400,978
	2007	$172,059	$96,506	$66,000	--	$10,324	$344,889
Connie J. Cook Chief Accounting Officer	2009	$142,208	$32,715	--	--	$8,533	$183,456
	2008	$133,009	$51,143	$49,900	--	$7,981	$242,033
	2007	$108,500	$70,085	$33,000	--	$6,510	$218,095
Mark D. Williamson Vice President of Marketing, Petrochemical Company	2009	$227,500	$32,652	--	--	$13,650	$273,802
	2008	$240,705	$51,143	$49,900	--	$14,442	$356,190
	2007	$190,393	$70,023	--	--	$11,424	$271,840
Gerardo Maldonado, Account Representative, Petrochemical Company	2009	$192,543	$24,437	--	--	$11,553	$228,533
	2008	$134,358	$14,640	--	--	$10,749	$159,747
	2007	$142,443	$24,327	--	--	$8,546	$175,316
Marvin Kaufman Manager of Manufacturing, Petrochemical Company	2009	$130,532	$21,910	--	--	$7,832	$160,274
	2008	$122,603	$13,110	--	--	$7,356	$143,069
	2007	$112,534	$21,526	--	--	$6,752	$140,812

(1)
Includes $31,500, $0 and $0 in retirement bonus compensation for the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was deferred at the election of Mr. El Khalidi.  All present deferred compensation owing to Mr. El Khalidi aggregating $31,500 is considered, and future deferred compensation owing to Mr. El Khalidi, if any, will be considered payable to Mr. El Khalidi on demand.

H. Roger Schwall
March 22, 2010

(2)	Reflects the dollar amount recognized by the Company for financial statement reporting purposes relating to options awards.

(3)
Includes $4,000, $8,000, and $8,000 in termination benefits for each of the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was accrued for Mr. El Khalidi in accordance with Saudi Arabian employment laws. The total amount of accrued termination benefits due to Mr. El Khalidi as of December 31, 2009, was $42,878.

(4)
Includes $36,000, $0, and $0 in accrued retirement benefits for each of the fiscal years ended December 31, 2009, 2008, and 2007, respectively, that was deferred at the election of Mr. El Khalidi.  The total amount of accrued retirement benefits due to Mr. El Khalidi as of December 31, 2009, was $36,000.

(5)	Includes amounts as shown for Mr. Carter, Ms. Cook, and Mr. Williamson that were contributed on the employee’s behalf into the Company’s 401(k) plan.

2009 Grants of Plan-Based Awards

The following table presents information concerning plan-based awards granted to each of the named executive officers during 2009.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Options Awards: Number of Securities (#)(1)	Exercise Price of Options ($/sh)	Closing Market Price on Date of Option Grant ($/sh)	Grant Date Fair Value of Stock Awards
Hatem El Khalidi	07/02/09								200,000	$3.40	$3.40
Hatem El Khalidi	07/02/09								200,000	$3.40	$3.40

(1)
Represents conditional stock option grants made on July 2, 2009 as follows: (a) an option to purchase 200,000 shares of the Company’s common stock with an exercise price equal to the closing sale price of such a share as reported on the Nasdaq National Market System on July 2, 2009, provided that said option may not be exercised until such time as the first shipment of ore from the Al Masane mining project is transported for commercial sale by AMAK, and further that said option shall terminate and be immediately forfeited if not exercised on or before June 30, 2012; and (b) an option to purchase 200,000 shares of the Company’s common stock with an exercise price equal to the closing sale price of such a share as reported on the Nasdaq Stock Market on July 2, 2009, provided that said option may not be exercised until such time as the Company receives its first cash dividend distribution from AMAK, and further that said option shall terminate and be immediately forfeited if not exercised on or before June 30, 2019.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table presents information concerning outstanding equity awards held by the named executive officers as of December 31, 2009.

H. Roger Schwall
March 22, 2010

	Option awards					Stock awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option Expiration date	Number of Shares or units of stock that have not vested (#)	Market value of shares or unites of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Hatem El Khalidi	--	200,000	--	$3.40	06/30/12
Hatem El Khalidi	--	200,000	--	$3.40	06/30/19

Director Compensation

The following table provides a summary of compensation paid to members of our Board during the year ended December 31, 2009.

2009 Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)

Robert Kennedy	$74,000	$10,200	$9,730	$93,930
Ghazi Sultan	10,000	10,200	9,730	29,930
Mohammed Al Omair	25,000	10,200	9,730	44,930
Ibrahim Al-Moneef (resigned April 2009)	--	--	9,730	9,730
Charles Goehringer, Jr.	10,000	10,200	9,730	29,930
Allen McKee (appointed April 2009)	2,500	--	--	2,500

(1)
Includes committee fees for 2008 in the amount of $70,000, subsidiary board fees for 2008 in the amount of $5,000, subsidiary board fees for 2009 in the amount of $36,000 and per diem amounts for 2009 in the amount of $10,500.

(2)
Represents 3,000 shares of restricted stock granted to each non-employee director for 2008 Board service at $3.40 per share based upon the closing price of the Company’s common stock on the grant date of September 1, 2009.

(3)
Represents 7,000 shares of stock options granted to each non-employee director for 2008 Board service at an exercise price of $1.39 per share based upon the closing price of the Company’s common stock on the grant date of January 2, 2009.

General

A director who is one of our employees receives no additional compensation for his service as a director or as a member of a committee of the Board.  A director who is not one of our employees

H. Roger Schwall
March 22, 2010

(a non-employee director) receives compensation for his or her services as described in the following paragraphs per the current policy and upon recommendation by the Compensation Committee and approval by the Board.  Directors are reimbursed for reasonable expenses incurred in connection with attendance at Board and Committee meetings.

Equity Compensation

The 2009 directors’ fees policy as recommended by the Compensation Committee proposed the grant of 3,000 shares of restricted stock and 7,000 shares in options to be awarded in the first quarter of 2010 to non-employee directors who had attended at least 75% of all called meetings in 2009 and were serving in full capacity on December 31, 2009.  This grant is to be prorated based upon time of service.  This grant was approved on January 28, 2010 by the Board of Directors and will be recognized on that date.

Committee Compensation

The 2009 directors’ fees policy as recommended by the Compensation Committee proposed cash payments for members of the Audit Committee in the amount of $15,000, the Compensation Committee in the amount of $5,000, and the Nominating Committee in the amount of $5,000.  These amounts are to be prorated based upon time of service.  These payments were approved by the Board on January 28, 2010, and approximately $92,000 was accrued as directors’ compensation expense for 2009.

Subsidiary Board Compensation

The 2009 directors’ fees policy as recommended by the Compensation Committee proposed cash payments for members of the subsidiary boards of the Company in the amount of $5,000 for U.S. subsidiaries and $5,000 for AMAK’s Board.  These amounts are to be prorated based upon time of service.  These payments were approved by the Board on January 28, 2010, and approximately $6,900 was accrued as directors’ compensation expense for 2009.   In addition, Robert Kennedy was paid $36,000 in 2009 for serving on the Board of TOCCO.

Per Diem Compensation

The 2009 directors’ fees policy allowed per diem payments of $500 per day for non-employee directors who travel to conduct Board business.  Approximately $10,500 was paid for directors’ compensation expense related to per diem in 2009.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee as of December 31, 2009 are Robert E. Kennedy, Ghazi Sultan, Mohammed O. Al Omair and Allen P. McKee.  None of these gentlemen serve on the Compensation Committees of any other entities.  The members of the Compensation Committee are non-employee directors.

H. Roger Schwall
March 22, 2010

Compensation Committee Report

We have reviewed and discussed with management the compensation discussion and analysis required by Item 402(b) of Regulation S–K. Based on the review and discussion referred to above, we recommend to the board of directors that the compensation discussion and analysis be included in this Form 10–K for the year ended December 31, 2009.

Compensation Committee:
Allen P. McKee, Chairman
Ghazi Sultan
Mohammed Al Omair
Robert E. Kennedy

Certain Relationships and Related Transactions, page 45

6.	We note your response to our prior comment 14. Please provide us with an example of the revised disclosure that complies with such comment.

We respectfully note your comment and we have revised our Certain Relationships and Related Transactions and Directors Independence disclosure beginning on page 59 in our recently filed Form 10-K for the year ended December 31, 2009 as follows:

Item 13. Certain Relationships and Related Transactions and Director Independence

Transactions with Related Persons

The Company directly owns approximately 55% of the outstanding capital stock of Pioche. Mr. Carter is currently a director and President of Pioche, and Mr. Charles Goehringer, Jr. is currently a director of Pioche.  The Company is providing funds necessary to cover the Pioche operations. During 2009 and 2008, the Company made payments of approximately $34,000 and $65,000, respectively, for such purposes.  As of December 31, 2009, Pioche owed the Company $301,239 as a result of advances made by the Company. The indebtedness is secured by real estate but bears no interest.

During 2009 South Hampton incurred product transportation and equipment costs of approximately $961,000 with Silsbee Trading and Transportation Corp. (STTC), a private equipment leasing provider in which Mr. Carter, President and CEO of the Company, had a 100% equity interest. Pursuant to a lease agreement, South Hampton leases transportation equipment from STTC.  Lease payments at the beginning of 2009 were approximately $70,320 per month and were raised to approximately $79,178 per month as new and additional tractors and trailers were added to the fleet throughout the year.  With the increase in volume of the products produced with the expansion of the facility, additional transportation equipment was required.  Under the lease arrangement, STTC provides transportation equipment and all normal maintenance on such equipment and South Hampton provides drivers, fuel, management of transportation operations and insurance on the transportation equipment. Approximately 95% of STTC’s income will be derived from such lease arrangement.  South Hampton entered into a new lease agreement with STTC on February 3, 2009.  STTC also previously entered into a capital lease with South Hampton for acquisition of a motorized manlift.  At the end of the five year

H. Roger Schwall
March 22, 2010

lease period which was July 2009, title to the manlift transferred to South Hampton for a final payment of one dollar.

Review, Approval or Ratification of Transactions with Management and Others

The Company’s Code of Ethics for Senior Financial Officers addresses conflicts of interest and is available on our website.  Our principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions are required to abide by this code by avoiding activities that conflict with, or are reasonably likely to conflict with, the best interests of the Company and its stockholders.  Personal activities, interests, or relationships that would or could negatively influence judgment, decisions, or actions must be disclosed to the Board with prompt and full disclosure for Board review and/or action.

We also solicit information from our directors and executive officers annually in connection with preparation of disclosures in our proxy statement.  These questionnaires specifically seek information pertaining to any “related-person” transaction.

Exhibits

7.
We note your response to our prior comment 25 and your statement that you will include in future filings copies of the articles of association and bylaws forming AMAK, as well as any agreements with AMAK shareholders. Please provide us with a copy of each such document, as well as the following documents that are mentioned in your response to our prior comment 17:

•	Definitive written agreement effective August 25, 2009 between the Company and Saudi investors;

•	Memoranda of Understanding dated May 21, 2006 and June 10, 2006; and

•	Any other material agreements that have not yet been filed as exhibits and that are related to the AMAK transactions.

Also, with regard to any such documents that have not yet been filed as exhibits, explain to us your analysis as to why such documents are not required to be filed as exhibits.

We respectfully note your comments and we have included all AMAK documents as exhibits beginning on page 62 in our recently filed Form 10-K for the year ended December 31, 2009 as follows:

H. Roger Schwall
March 22, 2010

ITEM 15. Exhibits, Financial Statement Schedules

Exhibit Number	Description
10(b)
- Mining Lease Agreement effective May 22, 1993 by and between the Ministry of Petroleum and Mineral Resources and the Company (incorporated by reference to Exhibit 10(c) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 0-6247))

10(e)
- Partnership Agreement dated August 6, 2006 between Arabian American Development Company, Thamarat Najran Company, Qasr Al-Ma’adin Corporation, and Durrat Al-Masani’ Corporation (incorporated by reference to Exhibit 10(i) to the Company’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2006 (file No. 0-6247))

10(f)
- Financial Legal Service and Advice Agreement dated August 5, 2006 between Arabian American Development Company, Nassir Ali Kadasa, and Dr. Ibrahim Al-Mounif.  (incorporated by reference to Exhibit 10(j) to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (file No. 0-6247))

10(k)	- Memorandum of Understanding relating to formation of AMAK, dated May 21, 2006.
10(l)	- Memorandum of Understanding relating to formation of AMAK, dated June 10, 2006.
10(m)	- Articles of Association of Al Masane Al Kobra Mining Company, dated July 10, 2006.
10(n)	- Bylaws of Al Masane Al Kobra Mining Company
10(o)
- Letter Agreement dated August 5, 2009, between Arabian American Development Company and the other Al Masane Al Kobra Company shareholders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on August 27, 2009 (file No. 001-33926))

Financial Statements

Consolidated Balance Sheets, page F-5

8.
We have reviewed your response to prior comment 16 and your disclosure on page F-23 of your Form IO-K for the year ended December 31, 2008. Your response states that the costs were solely incurred to facilitate the transfer of your Saudi Mining interests to AMAK, which were necessary to enrich and

H. Roger Schwall
March 22, 2010

protect the assets value. We note from your disclosure that these costs were paid for financial and legal services to a Saudi legal firm and a Saudi management consultant. It does not appear that these costs were paid for activities related to routine, ongoing efforts to refine, enrich, or otherwise improve upon the qualities of an existing product, service, process or facility pursuant to ASC Topic 720-l5-15-4.c. Therefore, if you cannot demonstrate that these costs are scoped out of the start-up cost guidance pursuant to this provision or any of the other provisions in ASC Topic 720-15-15-4, you would be required to account for these costs as start-up costs, whereby all costs would be expensed as incurred. Please advise.

We respectfully note your comment.  We have reviewed the nature of the services and related costs and have concluded that the costs represent and should be accounted for as organizational costs for the organization of AMAK which the Company incurred as part of its contribution for its interest in AMAK.  Therefore, the Company should have capitalized the costs as a part of its initial investment in AMAK. However, in addition, the Company should have recorded a loss for its share of the net loss incurred by AMAK when AMAK expensed these organizational costs in 2008.

As a result, we have restated our December 31, 2008 consolidated financial statements in our recently filed Form 10-K for the year ended December 31, 2009 as discussed in the following as disclosed in Note 2 beginning on page F-15:

In March 2010 management concluded that the previously issued 2008 consolidated financial statements contained an error in the accounting treatment of certain organizational costs incurred on behalf of AMAK.  The 2008 financial statements, as set forth herein, have been restated to correct this error.

In connection with the formation of AMAK, the Company incurred $3,712,500 in organizational and other formation costs.  The Company originally capitalized these costs as a part of the costs of its investment in the mining interests transferred to AMAK.  However, the Company has now determined that the costs, incurred on behalf of AMAK, must be accounted for as costs incurred for the organization of AMAK. As a result, the Company must treat the costs as incurred on behalf of and contributed to AMAK, and AMAK must treat the costs as organizational costs which are expensed as incurred.

At the time these costs were incurred the Company was using the equity method to account for its investment in AMAK; and therefore, the Company should have, but did not, record a loss of $1,856,250 ($.08 per share) from its 50% equity in the net loss of AMAK incurred by AMAK when it expensed these organizational costs.

The recording of this loss caused the Company’s long-term deferred tax assets to increase by $631,125.  This increase in deferred tax assets was offset by an equal increase in the valuation allowance for deferred taxes, such that net tax expense and net tax liabilities were not affected.

H. Roger Schwall
March 22, 2010

The effects of the restatement are as follows:

	December 31, 2008
	As Reported	As Restated
Consolidated Balance Sheet
Investment in AMAK	$33,002,407	$31,146,157
Total Assets	98,146,140	96,289,890
Retained Earnings	4,299,535	2,443,285
Total Arabian American Development Company Stockholders’ Equity	46,846,869	44,990,619
Total Equity	47,136,092	45,279,842
Total Liabilities and Equity	98,146,140	96,289,890

	December 31, 2008
	As Reported	As Restated
Consolidated Statement of Operations
Equity in loss from AMAK	$--	$(1,856,250)
Loss before income tax benefit	(14,359,185)	(16,215,435)
Net loss	(9,380,339)	(11,236,589)
Net loss attributable to Arabian American Development Company	(8,874,915)	(10,731,165)
Net loss per common share
Basic	$(0.38)	$(0.46)
Diluted	$(0.38)	$(0.46)

	December 31, 2008
	As Reported	As Restated
Consolidated Statement of Stockholders’ Equity
Comprehensive loss	$(9,994,987)	$(11,851,237)

	December 31, 2008
	As Reported	As Restated
Consolidated Statement of Cash Flows
Operating Activities
Net loss attributable to Arabian American Development Company	$(8,874,915)	$(10,731,165)
Equity in loss from AMAK	$--	$1,856,250

9.
Your response to prior comment number 18 states that you recorded the investment in AMAK based on your historical cost in the Al Masane mining project. Please clarify how you determined that you properly accounted for your initial investment based on the lower of your carrying amount of your historical cost in the Al Masane mining project or the fair value of this asset that you contributed to the joint venture pursuant to ASC Topic 970-323-30-2 through 6, ASC Topic 323 and ASC Topic 325-20. Please clarify the method you used to calculate the fair value of your contributed assets and the results of such fair value calculation.

H. Roger Schwall
March 22, 2010

10.
We have reviewed your response to prior comment 18 in our letter dated November 30, 2009, where you propose to account for the AMAK investment as a cost-method investment beginning August 2009. Tell us why you believe it was appropriate to have accounted for AMAK as an equity-method investment at December 31, 2008, and through August 2009.

We note that if equity-method treatment was appropriate from December 31, 2008, through August 2009, then equity-method adjustments are required to be made for those accounting periods in accordance with the provisions APB 18. Additionally, separate audited financial statements for the investment are required in accordance with Regulation S-X, Rule 3-09.

11.
Please further clarify why the four Board of Director members of AMAK that were appointed by you are unable to obtain GAAP financial information of AMAK or influence the project's management. Please tell us the reasons that AMAK management has provided you with regard to why they are unable or unwilling to provide you with financial information, considering you have 41 % ownership of AMAK and hold four of the eight board seats.

12.
Based upon your determination that you should account for the AMAK investment as a cost-method rather than an equity-method investment, it appears that your prior policy of accounting for the investment as an equity-method investment represented an accounting error, and a restatement of your applicable financial statements is required. As such, you should consider your obligations to:

a.	File necessary disclosure on Form 8-K, Item 4.02, promptly.
b.	Amend the applicable periodic filings to disclose the error in accounting policy.
c.	Reassess whether your disclosures regarding internal controls over financial reporting and disclosure controls and procedures should be amended as of the end of each applicable reporting period.

We would suggest that you call us to discuss this further.

13.
We note from your disclosure on page F-22 that you have been capitalizing amounts related to "labor, consulting services, and project administrative costs" each year presented to your Al Masane project. Please clarify the exact nature of these costs and how you determined that it is appropriate to capitalize such costs.

We respectfully note comments 9, 10, 11, 12 and 13.  We have revised Footnote 8 in our December 31, 2009 Consolidated Financial Statements to address these issues in our recently filed Form 10-K for the year ended December 31, 2009 beginning on page F-21. A more detailed discussion of each of these comments is as follows:

H. Roger Schwall
March 22, 2010

Comment 9

With respect to comment 9, the revised disclosures now indicate that our initial investment In AMAK was recorded at the lower of our carrying amount for the transferred assets or their market value because AMAK was deemed to be a joint venture and indicate that the market value of the transferred assets was determined based on (i) the contribution of cash of $60 million by the other investors in AMAK in exchange for their 50% interest and (ii) cash flow projections based on the proven reserves and market mineral prices.

First Part of Comment 10 and Comment 12

With respect to the first part of comment 10 and comment 12, as set forth in the revised disclosures, the Company initially accounted for its investment in AMAK using the equity method because it believed that its 50% interest and its representation (four of eight seats) on AMAK’s board of directors indicated that AMAK was a joint venture and that the Company would have significant influence over AMAK’s operating and financial policies. The Company changed from the equity method of accounting for its investment in AMAK to the cost method because the events of April through August 2009 indicated that the Company would not have significant influence. In particular it was during this period that the Company first determined that it would not be able to obtain financial statements of AMAK.

However, the Company does not believe that its change to the cost method of accounting indicates that the use of the equity method of accounting for the period December 2008 through August 2009 was an error in the application of generally accepted accounting principles. Under ASC Master Glossary, an error in previously issued financial statements is “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared” (emphasis added). At the time (March 2009) that the 2008 financial statements were prepared, the fact that the Company would not be able to obtain AMAK’s financial statements, nor the facts that (i) a Saudi director would question the validity of the agreements between the Company and several of the Saudi investors and (ii) to settle such disputes the Company would agree to amendments to AMAK’s by-laws were not known or knowable to the Company. In addition, at the time the 2008 financial statements were prepared and issued, none of the circumstances set forth in ASC 323-10-15-10 (circumstances indicating that an investor lacks significant influence) were present.

Accordingly, the Company believes that the use of the equity method of accounting for the period December 2008 to August 2009 was proper, and the use of the events of April 2009 through August 2009 which led to the change to the cost method of accounting, in determining the proper accounting as of earlier dates would represent the inappropriate use of hindsight, or facts that did not exist at the time the financial statements were prepared.

Comment 11

With respect to comment 11, from the beginning the Company has relied upon the Saudi partners in matters of personnel and the management of AMAK.  The original bookkeeper hired by AMAK is marginally qualified to do the job and can function as a bill payer and check writer.

H. Roger Schwall
March 22, 2010

Since AMAK’s operations consisted of paying for a major construction contract, with very little other activity, no issue was made of the need for a more knowledgeable accountant.  The only other expenses were routine, administrative expenses and a small payroll.  The bookkeeper functions acceptably in this manner but has no ability to keep a full set of books or to produce financial statements ready for audit.  Therefore, to obtain an audit, AMAK would first have to hire an accounting firm to construct a set of GAAP financial statements and then have them audited (by a second accounting firm). As discussed in revised Note 8, originally the Company expected that these steps would be taken and that AMAK financial statements which could be used to satisfy the requirements of Rule 3-09 would be available.  However, as time progressed it became apparent to the Company that the Saudi owners of interest in AMAK did not see an urgent need to expend time or resources to produce financial statements given the low level of non-construction related activities at AMAK. Because the Company relies on the Saudi partners in matters such as personnel and administration and because the efforts of the Saudi partners to finance AMAK’s current activities and negotiate the financing, regulatory, and ongoing construction contracts are critical to AMAK’s progress, the Company found that it was not in a position to press for the production of GAAP financial statements for which the other investors would see no benefit.

Second Part of Comment 10 (concerning the equity method adjustments)

With respect to the second part of comment 10 (concerning the equity method adjustments required by APB 18), as set forth in the revised disclosures, while the Company has been unable to obtain 2008 or 2009 financial information for AMAK, it believes that its share of any net income or loss for AMAK for the period from January 1, 2009 to August 2009 would not be material as AMAK’s activities during that period were the construction of facilities to begin the commercial development of the interests.  Additionally, because the Company was unable to obtain financial information for 2008 or 2009, the Company did not, while it was using the equity method of accounting, record any adjustments for the difference between its investment in AMAK and its share of the book value of AMAK’s net assets. The Company requests the opportunity to discuss this with the staff once the staff has had the opportunity to review this letter.

Third Part of Comment 10 (Rule 3-09)

Since AMAK is a foreign business, the Company would have been permitted to file the required Rule 3-09 financial statements of AMAK by an amendment to its Form 10-K until June 30, 2009 (Division of Corporation Finance Financial Reporting Manual Section 2405.10).  The Company had intended to do this, but as indicated in the revised disclosures, the Company was ultimately unable to obtain the needed financial statements. The Company requests the opportunity to discuss this with the staff once the staff has had the opportunity to review this letter.

Comment 13

With respect to comment 13, the costs capitalized consisted of mining lease payments which allowed the Company to continue exploration of the mine, payments to engineering and metal consultants related to the exploration and development of the mine, salaries of employees at the mine site who maintained the area.

H. Roger Schwall
March 22, 2010

NOTE 8 - INVESTMENT IN AL MASANE AL KOBRA MINING COMPANY (“AMAK”)

As of December 31, 2008 and 2009, all of the Company’s mining interests in Saudi Arabia are held by AMAK, in which the Company has a non-controlling equity interest as described below.

Until December 2008 the Company had direct investments in mining projects in the Al Masane area of Saudi Arabia.  These investments included (i) the Al Masane Project, and (ii) investments in the exploration of the Wadi Qatan and Jebel Harr areas which are near the Al Masane Project.

The Al Masane Project consisted of a mining lease area of approximately 44 square kilometers. This project included various quantities of proved zinc, copper, gold and silver reserves. Prior to the transfer to AMAK in December 2008, the Company, as the holder of the Al Masane mining lease, was solely responsible to the Saudi Arabian government for rental payments and other obligations provided for by the mining lease and for the repayment of the $11 million loan from the Saudi Arabia Ministry of Finance and Natural Economy which the Company had used to finance some of its development activities at Al Masane. The Company’s interpretation of the mining lease was that repayment of this loan would be made in accordance with a repayment schedule to be agreed upon with the Saudi Arabian government from the cash flows mining operations at Al Masane. The initial term of the lease was for a period of thirty (30) years from May 22, 1993, with the Company having the option to renew or extend the term of the lease for additional periods not to exceed twenty (20) years. Under the lease, the Company was obligated to pay advance surface rental in the amount of 10,000 Saudi Riyals (approximately $2,667) per square kilometer per year (approximately $117,300 annually) during the period of the lease. The Company paid $234,700 in March 2006, $117,300 in February 2007, and $117,300 in February 2008 which paid the lease amounts in full through the end of 2008. In addition, the Company would be required to pay income tax in accordance with the income tax laws of Saudi Arabia then in force and pay all infrastructure costs. Furthermore, the lease contains provisions requiring that preferences be given to Saudi Arabian suppliers and contractors, that the Company employ Saudi Arabian citizens and provide training to Saudi Arabian personnel. At the time the Company’s interest in the Al Masane Project was transferred to AMAK, the Company had accumulated capitalized costs of $37.9 million, consisting of mining equipment of $2.2 million, construction costs of $3.1 million, consulting and project costs of $23.4 million, materials costs of $6.2 million and feasibility study costs of $3.0 million.

The Company obtained its initial license to explore and develop the Wadi Qatan area in 1971. In 1977 the Company was awarded an additional license for an area north of Wadi Qatan at Jebel Harr. Through December 2008 the Company had expended approximately $2.4 million for geophysical, geochemical and geologic work and diamond core drilling that revealed mineralization similar to that discovered at Al Masane. The Wadi Qatan and Jebel Harr licenses expired in the late seventies or early eighties.  However, the rights to the results of the exploration performed by the Company were transferred to AMAK which has applied for the renewal of these licenses and which would be entitled to sell the exploration information to any other entity which obtains a license for these areas should AMAK’s application not be granted. AMAK has received positive feedback from the Ministry as of March 8, 2010,

H. Roger Schwall
March 22, 2010

concerning these licenses but expects that it will take several months for the documentation to work its way through the governmental process.

AMAK was formed in late 2007 by the Company and eight Saudi investors, and was granted a commercial license from the Ministry of Commerce in January 2008.  The Company formed AMAK with the Saudi investors because the Company recognized that the only way to obtain exploration permits from the Saudi government for the Al Masane, Wadi Qatan and Jebel Harr properties would be to form a joint venture with a Saudi company.

In December, 2008 the Company contributed to AMAK (i) its interests in its Saudi mining properties and (ii) $3,750,000 of costs the Company incurred in connection with the formation of AMAK and the obtaining of necessary licenses for AMAK.  AMAK treated such costs as a contribution from the Company and as organizational costs, which it charged to expense.  AMAK assumed from the Company the liability for the repayment of the $11 million loan from the Saudi Arabia Ministry of Finance and Natural Economy, and the Saudi Arabia Ministry of Finance and Natural Economy released the Company from liability for the loan. The company received a 50% interest in AMAK. The eight Saudi investors contributed $60 million in cash to AMAK for a 50% interest.

The Company accounted for its contribution of these assets to AMAK, net of the $11 million liability, as the contribution of non-monetary assets to a joint venture, and recorded the transfer based on the lower of the cost or market value of the transferred assets. The Company determined that cost was less than market value, with market value being based on the contribution of cash of $60 million by the other investors in AMAK in exchange for their 50% interest.  In addition, the Company confirmed that market value was greater than cost based on the cash flow projections based on the proven reserves and market mineral prices. The Company’s initial investment in AMAK was comprised of the following:

Accumulated costs of mineral Interests in Saudi Arabia	$40,289,907
Contribution of AMAK organization costs	3,712,500
Loan payable assumed by AMAK	(11,000,000)
Net investment in AMAK	$33,002,407

Initially, the Company accounted for its investment using the equity method of accounting under the presumption that since it owned more than 20% of AMAK, the Company would have the ability to exercise significant influence over the operating and financial policies of AMAK.

For the year ended December, 31, 2008, AMAK’s activities were limited to the receipt of the contributed assets, and its net loss was comprised solely of the expensing of the organizational costs incurred on its behalf by the Company.   The Company’s equity in the 2008 loss of AMAK and its investment in AMAK at December 31, 2008 were as follows:

Initial investment in AMAK	$33,002,407
Share of net loss of AMAK	(1,856,250)
Investment in AMAK at December 31, 2008	$31,146,157

H. Roger Schwall
March 22, 2010

The Company had expected to obtain the audited financial statements of AMAK by June 30, 2009, but despite its requests the Company was not furnished with that financial information, or any financial information for 2009. In addition, during an April 2009 meeting of the Board of Directors of AMAK, a Saudi director, who is also an AMAK shareholder, questioned the validity of the agreements between the Company and several of the Saudi investors which had been relied upon by the Company as the operating document for AMAK since it was signed. The issues raised included: discrepancies between the terms of the original memorandum of understanding and the executed AMAK partnership agreement; an allegation that various signatures for one or more of the Saudi investors on the AMAK partnership agreement were not authorized; that the Saudi attorney that prepared the AMAK partnership agreement exceeded his authority; and whether the Company’s capital contribution for its 50% interest in AMAK was fully paid. The Company had relied upon the AMAK partnership agreement since December 2008.

To settle these disputes, in August 2009 the Company and the Saudi investors agreed to amend the articles of association and by-laws for AMAK that provided that (i) the Company would convey nine percent or 4,050,000 shares of AMAK stock to the other AMAK shareholders pro rata, such that the Company’s interest in AMAK was now 41%, (ii) the Company has fully and completely paid the subscription price for 18,450,000 shares of AMAK stock (or 41% of the issued and outstanding shares), (iii) neither AMAK nor the other AMAK shareholders may require the Company to make an additional capital contribution without the Company’s written consent, (iv) the Company shall retain seats on the AMAK Board equal in number to that of the Saudi Arabian shareholders for a three year period beginning August 25, 2009; (v) AMAK has assumed the $11 million promissory note to the Saudi Arabian Ministry of Finance and National Economy, and AMAK will indemnify and defend the Company against any and all claims related to that note, and (vi) for a three year period commencing August 25, 2009, the Company has the option to repurchase from the Saudi Arabian shareholders 4,050,000 shares of AMAK stock at a price equal to the then fair market value of said shares less ten percent. However, although the Company retains four of the eight seats on AMAK’s board of directors under the August 2009 amendments, the chairman of AMAK’s board who is appointed by the Saudi investors, casts an extra vote in the event of a tie vote among the eight board members.

As the result of these events, the Company concluded in August 2009 that it no longer had significant influence over the operating and financial policies of AMAK, and the Company changed to the cost method of accounting for its investment in AMAK. The Company recorded its cost method investment in AMAK at the carrying amount of its equity method investment at the date the method of accounting was changed.

While the Company has been unable to obtain 2008 or 2009 financial information for AMAK, it believes that its share of any net income or loss for AMAK for the period from January 1, 2009 to August, 2009 would not be material as AMAK’s activities during that period were the construction of facilities to begin the commercial development of the interests.  Additionally, because the Company was unable to obtain financial information for 2008 or 2009, the Company did not, while it was using the equity method of accounting, record any adjustments for the difference between its investment in AMAK and its share of the book value of AMAK’s net assets.

H. Roger Schwall
March 22, 2010

*  *  *  *  *

Please contact me at (409) 385-8300 if you have any questions or require additional information and to arrange the discussion with the staff that we have requested above.

Thank you for your consideration.

Sincerely,

/s/ Connie Cook
Connie Cook
Chief Accounting Officer